UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK & COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

AND CERTAIN STOCK APPRECIATION RIGHTS

(Title of Class of Securities)

649295102

(Cusip Number of Class Of Securities (Underlying Common Stock))

Sheamus Toal

Executive Vice President and Chief Financial Officer

New York & Company, Inc.

330 West 34th Street, 9th Floor

New York, NY 10001

(212) 884-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

Copy to:

Christian O. Nagler

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022-4611

(212) 446-4800

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$1,813,466	$210.18

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 240,850 shares of common stock of New York & Company, Inc. and 5,184,279 stock appreciation rights (“SARs”) having an aggregate value of $1,813,466 as of May 25, 2017, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options and SARs was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $0.0001159 per $1 million dollars of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$210.18	Filing party:	New York & Company, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 1, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 1, 2017, relating to an offer by New York & Company, Inc., a Delaware corporation (“the Company”), to exchange certain outstanding stock appreciation rights and options to purchase common stock for replacement stock appreciation rights, on the terms and subject to the conditions described in the Offer, dated June 1, 2017.

The information in the Offer which was previously filed with the Schedule TO on June 1, 2017, is hereby amended and supplemented to the extent specifically provided herein.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(ix)                           Initial Reminder Communication to Eligible New York & Company Associates.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW YORK & COMPANY, INC.

Date: June 16, 2017	By:	/s/ SHEAMUS TOAL
Sheamus Toal
Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

(a)(1)(i)**	Offering Memorandum relating to our Offer to Exchange Certain Stock Appreciation Rights and Certain Outstanding Options to Purchase Common Stock for Replacement SARs, dated June 1, 2017.
(a)(1)(ii)**	New York & Company, Inc. Stock Appreciation Right and Option Exchange Program Election Form.
(a)(1)(iii)**	Communication to Eligible New York & Company Associates Announcing the Opening of the Stock Option/SARs Exchange Program, to be delivered via e-mail on June 1, 2017.
(a)(1)(iv)**	Communication to Eligible New York & Company Associates from the Chief Executive Officer, dated June 1, 2017.
(a)(1)(v)**	Highlights of the New York & Company Stock Appreciation Right and Option Exchange Program.
(a)(1)(vi)**	Reminder Communication to Eligible New York & Company Associates.
(a)(1)(vii)**	New York & Company, Inc. Stock Appreciation Right and Option Exchange Program Election Confirmation Form.
(a)(1)(viii)	New York & Company, Inc. Annual Report on Form 10-K for the year ended January 28, 2017, filed with the Securities and Exchange Commission on April 12, 2017, is incorporated herein by reference.
(a)(1)(ix)*	Initial Reminder Communication to Eligible New York & Company Associates.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)

Definitive Proxy Statement on Schedule 14A for New York & Company, Inc.’s 2017 Annual Meeting of Stockholders to be held on June 20, 2017, filed with the Securities and Exchange Commission on May 30, 2017, is incorporated herein by reference.

(b)	Not applicable.
(d)(1)

The New York & Company, Inc. Amended and Restated 2002 Stock Option Plan and the Amended and Restated 2006 Long-Term Incentive Plan, are incorporated herein by reference to the New York & Company, Inc. Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on October 18, 2004 and February 12, 2015.

(g)	Not applicable.
(h)	Not applicable.

*                                         Filed electronically herewith

**                                  Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed by the Company on June 1, 2017.